Exhibit 99.53

BURCON AND ADM ENTER INTO CLARISOY® LETTER OF INTENT

Vancouver, British Columbia, November 15, 2010 — Burcon NutraScience Corporation (TSX – BU) (“Burcon”) announced today that it has signed a non-binding letter of intent (the “Letter of Intent”) with Archer Daniels Midland Company (“ADM”) which details the intention of the two parties to enter into a license agreement pursuant to which Burcon will license (the “License”) its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein isolates (“CLARISOY®” or the “Products”) world-wide (the “Definitive Agreement”).

The Letter of Intent outlines the major agreed-upon terms for the proposed Definitive Agreement whereby Burcon will grant an exclusive, world-wide and royalty-bearing license to ADM for Burcon’s CLARISOY® soy protein isolate technology. The terms of the proposed License include:

  License to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY®

  Royalty stream payable to Burcon on a quarterly basis begins upon the signing of the Definitive Agreement

  Engineering and design of initial semi-works commercial CLARISOY® production plant to be completed by ADM concurrent with the completion of the Definitive Agreement.

  Royalty structure incorporates financial incentive for ADM to expand sales globally

Concurrent with and forming part of the Letter of Intent, Burcon has also agreed to enter into a stand-still/no-shop agreement with ADM while the two parties negotiate and execute the Definitive Agreement for the CLARISOY® License.

CLARISOY®

CLARISOY® is a unique soy protein isolate that is 100% soluble, transparent and low in viscosity in acidic beverages. The use of CLARISOY® allows for the production of transparent protein fortified beverages such as juices, soft drinks and sport drinks in the low pH range, down to pH 2.5. CLARISOY® is also heat stable in acidic beverages, allowing thermal processing, including the ability to hot-fill with no loss in clarity or change in viscosity. CLARISOY® soy protein isolate does not have the “beany” taste typically associated with soy protein, opening up significant opportunities in the existing global soy protein market.

Protein ingredients are valued by the food and beverage industry for two fundamental properties: nutrition and function.

Nutritionally, Burcon’s CLARISOY® soy protein isolate is excellent, with a PDCAAS of 1.0, the highest value possible. PDCAAS is an acronym for the Protein Digestibility Corrected Amino Acid Score. PDCAAS is a method of evaluating the nutritional value of a protein based on both the amino acid requirements of humans and their ability to digest the protein. In recent studies

CLARISOY® was found to have as good or better digestibility than conventionally prepared soy protein isolate and a complete and balanced amino acid profile. Burcon’s CLARISOY® contains exceptionally low levels of certain anti-nutritional factors found in all plant proteins and is particularly low in phytate and phenolics. CLARISOY® also does not have high levels of the phytoestrogens, daidzein and genistein, the naturally occurring isoflavones associated with soy.

Functionally, CLARISOY® is equally exciting particularly in terms of its 100% solubility in acidic solutions and lack of the “beany” taste typically associated with soy ingredients. The unique functional trait of acid solubility suggests numerous potential applications for CLARISOY®. CLARISOY® can easily be incorporated into various types of acidic beverages to provide a protein boost, transforming the product into a new category. It is important to note that CLARISOY® is not hydrolyzed and contains the broad spectrum of storage protein species that make up whole soy protein.

CLARISOY®’s features of acid solubility, transparency in solution, heat stability, balanced nutritional profile, lack of “beany” taste, low anti-nutritional factors all in a non-hydrolyzed complete protein make it unique. Burcon is unaware of any other commercially available soy protein that can make all these claims.

The lack of the “beany” taste typically associated with soy protein ingredients makes CLARISOY® ideal not only for acidic beverages, but also potentially for more traditional applications such as protein bars and protein-fortified breakfast cereals.

Soy protein is widely accepted by food processors and consumers alike. The quest for healthier lifestyles has led consumers to search for alternatives to animal proteins. The U.S. Food and Drug Administration’s approval of a health claim for soy protein has fuelled soy protein’s increasing popularity and general acceptance among consumers. This factor – the pursuit of health and wellness in food products – is expected to drive and sustain the market demand for CLARISOY®, which can be incorporated into a wide variety of beverage and food products.

PROPOSED CLARISOY® LICENSE

Under the terms of the Letter of Intent, Burcon and ADM have agreed to negotiate and execute the Definitive Agreement setting forth the terms and conditions of the License by no later than March 1, 2011. Under the proposed License, ADM will build an initial semi-works commercial facility within a pre-defined time period after the signing of the Definitive Agreement. A preproduction royalty will be payable quarterly starting from the signing of the Definitive Agreement through and until the first sale of the Products from the initial facility. Upon the first sale of Products from the initial semi-works commercial facility, ADM will then pay a royalty based on a percentage of net revenues generated by ADM from the sale of the Products.

The License further contemplates that ADM will increase capacity to a full-commercial scale. Upon such increase, a full-commercial royalty rate will be payable on a percentage of the net revenues generated by ADM from the sale of CLARISOY®. Under the proposed terms of the License, there is a mechanism for ADM to benefit from a stepped-down royalty rate on the establishment of certain commercial sales levels in additional geographic regions beyond North America. The additional geographic regions include the rest of the world and are defined as Asia, South and Central America, Europe including Eastern Europe and Africa. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY® will be the sole expense of ADM.

The Letter of Intent provides for, and the parties have contemplated, certain specific timing goals. One of these goals is the preparation of engineering plans for the first semi-works commercial production facility to be completed by the date of signing of the Definitive Agreement.

As part of the Letter of Intent, Burcon has agreed to a stand-still and no-shop clause with ADM. The stand-still provides that during the period starting from the date of the execution of the Letter of Intent and continuing and until the earlier of the date of signing the Definitive Agreement with ADM or March 1, 2011, Burcon and its officers, agents and employees will not, directly or indirectly, (i) engage in discussions or negotiations, (ii) enter into any letter of intent or contract, or (iii) take any action or encourage any offer or indication of interest from any person, entity or group, in relation to the license, sale or other form of transfer of any Burcon intellectual property related to CLARISOY®. As previously noted, it is the intention of the two parties to enter into the Definitive Agreement on or before March 1, 2011.

Although it is the stated intention of Burcon and ADM to enter into a Definitive Agreement as described above, the Letter of Intent is non-binding on the parties except for the stand-still agreement and certain provisions concerning confidentiality and each party bearing its own expenses relating to the negotiation of the Definitive Agreement

“We have worked closely with ADM on Burcon’s canola technology and have valued our relationship with ADM for over seven years. As a leader in the global food ingredient industry, and one of the world’s pre-eminent producers of soy proteins, ADM is the perfect partner to commercialize Burcon’s CLARISOY® soy protein isolate” said Johann F. Tergesen, President and Chief Operating Officer, adding, “We believe CLARISOY®’s potential in the global protein ingredient industry will be well served through the license structure as contemplated in the Letter of Intent we have executed with ADM today.”

BMO Capital Markets has acted as financial advisor to Burcon.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 142 issued patents in various countries, including 24 issued U.S. patents, and in excess of 200 additional pending patent applications, 59 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net